Exhibit 3.2

THE ORCHARD ENTERPRISES, INC.

CERTIFICATE OF AMENDMENT
TO THE
CERTIFICATE OF DESIGNATIONS
OF
SERIES A CONVERTIBLE PREFERRED STOCK
OF
THE ORCHARD ENTERPRISES, INC.

The Orchard Enterprises, Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Act”), hereby certifies as follows:

FIRST:             The name of the Corporation is The Orchard Enterprises, Inc.  The Corporation was originally incorporated under the name Online Music Corp., and the original Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on April 11, 2005.

SECOND:         In accordance with Section 141 of the Act, at a meeting duly called and held on March 15, 2010, the Board of Directors of the Corporation (the “Board”) adopted resolutions setting forth a proposed amendment (the “Amendment”) to the Certificate of Designations of the Series A Convertible Preferred Stock (the “Series A Certificate”) of the Corporation, declared the Amendment to be advisable, duly adopted the Amendment and called a special meeting of the stockholders of the Corporation entitled to vote in respect thereof for the consideration of the Amendment.  The resolution setting forth the proposed Amendment is as follows:

RESOLVED, that the Certificate of Designations for the Series A Convertible Preferred Stock of this Corporation be amended by changing Section 2(c) thereof so that, as amended, said Section 2(c) shall be and read as follows:

“(c)           Payments and Distributions Upon Change of Control Event.  Except as otherwise provided upon the prior vote or written consent of the holders of at least a majority of the then outstanding  Series A Preferred Stock, for so long as any shares of Series A Preferred Stock remain outstanding, the Corporation shall not enter into or otherwise effect any transaction (or series of transactions) constituting a Change of Control Event (as defined below) unless (i) with respect to a Change of Control Event involving the sale or exclusive license of all or substantially all of the Corporation’s assets or intellectual property (pursuant to a single transaction or a series of transactions) the Corporation shall as promptly as practicable thereafter liquidate, dissolve and wind up the Corporation and distribute the assets of the Corporation (whether in cash, securities or other property) to the Corporation’s stockholders in accordance with Subsections 2(a) and 2(b) and (ii) with respect to a Change of Control Event involving a transaction in which the stockholders of the Corporation will receive consideration from an unrelated third party, the agreement governing such transaction {or series of transactions) provides that the consideration payable to the stockholders of the Corporation (whether in cash, securities or other property) shall be allocated among them in accordance with Subsections 2(a) and 2(b).”

THIRD:            At a special meeting duly called and held upon notice in accordance with Section 222 of the Act, the Amendment was duly adopted by affirmative vote of holders representing not less than (a) a majority of the outstanding shares of voting stock of the Corporation entitled to vote thereon and (b) a majority of the outstanding shares of Series A Convertible Preferred Stock (the “Series A Stock”), in each case, in accordance with Section 242 of the Act and the Series A Certificate.

[Signature page follows]

IN WITNESS WHEREOF, the undersigned has signed this Certificate of Amendment to the Certificate of Designations of the Series A Convertible Preferred Stock as of this 29th day of July, 2010.

By:/s/ Bradley Navin
Name: Bradley Navin
Title: Chief Executive Officer